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SECURI MISSION

02021125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25819

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M Securities Investment, Inc., d/b/a Howard Gary & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 North Miami Avenue, Suite 300
(No. and Street)

Miami, (City) Florida (State) 33127-2869 (Zip Code)

RECD S.E.C.
MAY - 6 2002
613

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard V. Gary, President and C.E.O. 305.571.1380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanson, Kline, Jacomino & Company, LLP
(Name — *if individual, state last, first, middle name*)

LeJeune Centre, Suite 650, 782 Northwest LeJeune Road, Miami, Florida 33126
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kishor M. Parekh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Securities Investment, Inc., d/b/a Howard Gary & Company, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Feb. 27/2002
Miami - Dade - Fla.
M. Carmen Alfonso
Notary Public

Signature

Senior Vice President
Title

OFFICIAL NOTARY SEAL
M CARMEN ALFONSO
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. DD045611
MY COMMISSION EXP. AUG. 15,2005

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M Securities Investment, Inc.
D/B/A Howard Gary & Company

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash, including interest-bearing accounts and certificates of deposit (Note A-4)	$1,523,988
Cash - restricted (Note D)	100,000
Interest receivable	18,532
Equipment- at cost, net of accumulated depreciation (Notes A-2 and E)	26,803
Other assets	36,306
	$1,705,629

LIABILITIES

LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities (Note C-2)	$ 370,005
Subordinated loans payable (Note C-1)	468,000
Total liabilities	838,005
COMMITMENTS AND CONTINGENCIES (Notes B, F and G)	-
STOCKHOLDER'S EQUITY	
Common stock, no par value, 100 shares authorized, issued and outstanding	6,000
Additional paid-in capital	854
Retained earnings (Notes A-3 and A-5)	860,770
Total stockholder's equity	867,624
	$1,705,629

The accompanying notes are an integral part of this statement.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Samson, Kline, Jacomino & Company, LLP

Miami, Florida
February 27, 2002

Sanson, Kline, Jacomino
& Company, LLP
Certified Public Accountants

LeJeune Centre 782 N.W. LeJeune Road - Suite 650 - Miami, Florida 33126

Tel. (305) 442-2470
Fax (305) 442-2850
www.skjnet.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
M Securities Investment, Inc.
D/B/A Howard Gary & Company

We have audited the accompanying statement of financial condition of M Securities Investment, Inc. D/B/A Howard Gary & Company (a Florida corporation) as of December 31, 2001 and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Securities Investment, Inc. as of December 31, 2001 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company is being represented by legal counsel arising from an official United States investigation into public financial contract acquisitions. As a result of the investigation, the Company's clients have enacted adverse actions against the Company that has resulted in a significant reduction in the Company's revenues resulting in net losses totaling approximately $882,000 in the last five years. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.